SUPERIOR *Diamonds Inc.*

PO Box 10102, Suite 1650
701 West Georgia Street
Vancouver, BC, Canada V7Y 1C6
t 604 806 0667 f 604 688 5175

1988 Kingsway, Unit G
Sudbury, ON, Canada P3B 4J8
t 705 525 0992 f 705 525 7701
info@superiordiamonds.ca
www.superiordiamonds.ca

06014271



**BY MAIL**

June 2, 2006

US Securities and Exchange Commission
Office of the International Corporate Finance
Mail Stop 3-2
450 Fifth Street NW
Judiciary Plaza
Washington, DC 20549
USA

SUPPL

Dear Sirs:

**Re: Superior Diamonds Inc. (the "Company") - File 82-34752**

Enclosed please find the Company's documents disseminated during the month of May 2006.

Should you have any questions or concerns please do not hesitate to contact me.

Yours truly,

**Superior Diamonds Inc.**

Susy H. Horna

Susy H. Horna
Corporate Secretary



dlw 6/12

SUPERIOR Diamonds Inc.

PO Box 10102, Suite 1650
701 West Georgia Street
Vancouver, BC, Canada V7Y 1C6
t 604 806 0667 f 604 688 5175

1988 Kingsway, Unit G
Sudbury, ON, Canada P3B 4J8
t 705 525 0992 f 705 525 7701
info@superiordiamonds.ca
www.superiordiamonds.ca

# News *Release*



## SUPERIOR DIAMONDS PROPOSES A $5.5 MILLION FINANCING

*This news release, required by applicable Canadian laws, is not for distribution to U.S. newswire services or for dissemination in the United States, and does not constitute an offer of the securities described herein.*

May 12, 2006

Vancouver, BC – **Superior Diamonds Inc. (SUP-TSXV)** today announced that it proposes to raise up to $5,504,000 in a private placement through the sale of non-flow through units at $0.45 per unit and flow through shares at $0.50 per flow through share. Haywood Securities Inc., as lead agent, has the right to increase the amount of the offering by purchasing up to an additional $504,000 worth of non flow-through units.

Each non-flow through unit will consist of one common share and one-half of one common share purchase warrant. One whole share purchase warrant will entitle the holder to buy one common share for $0.60 within 24 months after closing.

Gross proceeds from the private placement, which is subject to regulatory approval, will be used by Superior Diamonds for ongoing exploration and development programs and general working capital, subject to flow through funding expenditure requirements.

If insiders of the Company participate in the offering, which participation will be subject to the approval of independent directors of the Company, it will be on the same terms as arm's length investors, and shareholdings of insiders in the Company will increase as a result of any such participation. The private placement may close before 21 days following the filing of the material change report regarding this announcement, if management determines it is necessary or desirable for sound business reasons.

This press release will not constitute an offer to sell or the solicitation of any offer to buy the securities in any jurisdiction. The shares have not been and will not be registered under the United States Securities Act of 1933 and may not be offered or sold in the United States without registration or an applicable exemption from the registration requirements.

Superior Diamonds is exploring in Quèbec in the Ville Marie and the Desmaraisville regions.

Statements in this release that are forward-looking statements are subject to various risks and uncertainties concerning the specific factors disclosed under the heading "Risk Factors" and elsewhere in the Corporation's periodic filings with Canadian securities regulators. Such information contained herein represents management's best judgment as of the date hereof based on information currently available. The Company does not assume the obligation to update any forward-looking statement.

-30-

John G. Paterson, President
**Superior Diamonds Inc.**
PO Box 10102, Suite 1650
701 West Georgia Street
Vancouver BC V7Y 1C6, Canada
Tel. (604) 806-0667 / Fax (604) 688-5175
E-mail: info@superiordiamonds.ca
www.superiordiamonds.ca

Thomas F. Morris, VP Exploration
**Superior Diamonds Inc.**
1988 Kingsway, Unit G
Sudbury, ON P3B 4J8, Canada
Tel. (705) 525-0992 / Fax (705) 525-7701
E-mail: info@superiordiamonds.ca
www.superiordiamonds.ca

# SUPERIOR DIAMONDS INC.

## 2006 FIRST QUARTER REPORT

FOR THE THREE MONTHS ENDED MARCH 31, 2006



# superior diamonds inc.

## Management's Discussion and Analysis

March 31, 2006 and 2005

### General

The following management's discussion and analysis of Superior Diamonds Inc. (the "Company" or "Superior"), dated as at May 9, 2006, for the three month period ended March 31, 2006, should be read in conjunction with the unaudited and audited financial statements including the notes thereto for the period ended March 31, 2006 and year ended December 31, 2005, respectively.

The accompanying financial statements and related notes are prepared in accordance with Canadian generally accepted accounting principles.

Superior is an exploration stage junior mining company engaged in the acquisition and exploration of mineral properties in Ontario and Québec. The Company is a reporting issuer in British Columbia, Alberta, Ontario and Québec, and trades on the TSX Venture Exchange under the symbol SUP.

### Overall Performance

During the three month period ended March 31, 2006, the Company raised gross proceeds of $514,250 by issuing common shares pursuant to private placements comprised of flow through and non-flow through shares to Québec investment funds. The funds raised are required to be spent in Québec and will be used to conduct sampling, geophysics and drilling on the Ville Marie and Lesperance projects.

Approximately $500,000 was incurred on exploration and $97,000 on administrative overhead during the period.

*Lesperance Project*

The Lesperance Project is located in the Desmaraisville area of Québec and consists of 285 claim blocks covering an area of 6,900 hectares. A portion of this land position is subject to an option agreement with Matamec Explorations Inc. ("Matamec") and Cambior Inc. ("Cambior"). Under the terms of this agreement, Superior can earn 100% of the diamond rights within Matamec's claim holdings by spending $1.5 million on exploration over five years, and issuing 540,000 shares over the same period to Matamec and Cambior (270,000 to each). Matamec

and Cambior retain a 2.5% gross overriding royalty (1.25% each), of which 1.5% can be purchased by Superior for $3 million.

In 2005, the Company completed a 1,700 line kilometre airborne magnetic/electromagnetic survey in an area targeted using results from several phases of overburden sampling for kimberlite indicator minerals. The chemical characteristics of these indicator minerals are highly anomalous and suggest that their kimberlite sources may be diamondiferous.

A total of 188 targets were selected from the airborne survey data, of which 23 can be classified as high priority. Ground geophysics was completed over four of the targets to verify geophysical properties and location. Poor ice conditions limited the progress to 16 drill holes on 12 of the targets. Drill core is currently being submitted for analysis.

*Ville Marie Project*

The Ville Marie Project is located in the Témiscamingue area of Québec within a structural zone known to host diamondiferous kimberlite. Superior has completed three phases of overburden sampling and has recovered thousands of kimberlite indicator minerals. Large populations of these indicator minerals contain alteration mantles indicating short transport distances. In addition to recovery of kimberlite indicator minerals, hypabyssal and crater phase kimberlite boulders have been recovered from four different sites. Detailed glacial studies suggest limited transport of the boulders although they are within a glaciofluvial environment. The boulders are non-magnetic, which makes it difficult to trace back to source.

Due to thick glacially derived overburden, a two phase program of overburden drilling, using reverse circulation techniques, was initiated in the Lac D'Argent area (one of the five target areas identified within the Ville Marie Project) during the winter of 2006. The purpose of this program was to sample the bedrock-overburden interface to more accurately define the limits of the kimberlite indicator mineral dispersion and pinpoint source areas for further evaluation.

The first phase of the program is now complete and preliminary results are very encouraging. Four much smaller areas of interest have been identified. A second phase of reverse circulation drilling will commence once final results from the laboratory have been received and evaluated.

*AEM Project*

The AEM Project is located in northern Ontario and includes three areas (Lansdowne, Ellard Lake and Muskrat Dam) covering a total of 35,288 square kilometres.

Twenty-four magnetic targets identified from the Company's airborne magnetic survey flown in 2004 in the Lansdowne area were drilled in a 2005 summer drilling program; however, no kimberlite was encountered. A further 79 targets will need to be evaluated for a second phase drilling program, although no work is planned in this area in 2006 due to difficulties encountered in obtaining access (in acknowledgement of this, the Ontario government has granted the Company an extension of time until October 2007 to perform assessment work on its claims) and because the Company's exploration focus for 2006 is in Québec.

On Ellard Lake, 12 of the 300 potential kimberlite targets were drill tested in 2005 with none of the holes intersecting kimberlite. The remaining targets will need to be further evaluated by prospecting, overburden sampling and drilling.

*Mistassini Project*

The Mistassini Project is situated on the same structures as the emplaced Renard Kimberlites discovered by Ashton Mining of Canada. Superior and Majescor Resources Inc. have identified two target areas within the Project area as a result of overburden sampling, airborne magnetic surveys and drilling. An additional overburden sampling program is slated for summer 2006 to further evaluate these two areas.

*Other Projects*

Other project areas acquired in Québec based on favourable magnetics include La Corne (1,360 hectares), Labrie (4,573 hectares), Lespinary (5,514 hectares), Royal (6,049 hectares), Anville (4,671 hectares) and Beattyville (3,577 hectares). A program involving overburden sampling is planned for summer 2006 to evaluate the potential of these areas to host kimberlites.

**Results of Operations**

The Company recorded a net loss of $177,348 or $0.01 per share during the first quarter of 2006 compared with a net loss of $287,873 or $0.01 per share for the same period in 2005. The decrease in net loss was primarily due to the $208,443 write off of the AEM Winisk Project during the first quarter of 2005. This was partially offset by an increase in stock-based compensation, shareholder information and a loss on the conversion of debt to equity.

The Company recorded $46,888 (March 31, 2005 – $4,500) in stock-based compensation expense as a result of the vesting of stock options and the amortization of previous grants. (See MD&A section "Critical Accounting Policies and Estimates.")

Shareholder information, legal and accounting, and office expenses increased during the three month period ended March 31, 2006 due to higher printing and regulatory costs as well as a general increase in corporate activity.

General exploration of $15,530 (March 31, 2005 – $12,566) is comprised of exploration expenditures of a general reconnaissance nature.

During the three month period ended March 31, 2006, other operating costs, including travel, and consulting and management fees, remained relatively constant in comparison to the same period in 2005.

In March 2006, the Company issued 444,444 common shares to Southwestern Resources Corp. ("Southwestern") in settlement of a note payable valued at $200,000. As a result of this transaction, the Company recorded a loss on conversion of debt to equity totalling $26,666.

## Summary of Quarterly Financial Information

| *Fiscal Quarter ended* | **1st Quarter March 31 2006** | 4th Quarter Dec 31 2005 | 3rd Quarter Sept 30 2005 | 2nd Quarter June 30 2005 |
|---|---|---|---|---|
| Interest income | **8,723** | 6,599 | 10,105 | 9,250 |
| Net (loss) income | **(177,348)** | 502,961 | (1,100,188) | (79,581) |
| (Loss) income per share* | **(0.01)** | 0.02 | (0.04) | (0.00) |

| *Fiscal Quarter ended* | 1st Quarter March 31 2005 | 4th Quarter Dec 31 2004 | 3rd Quarter Sept 30 2004 | 2nd Quarter June 30 2004 |
|---|---|---|---|---|
| Interest income | 1,959 | 10,024 | 1,173 | 3,374 |
| Net loss | (287,873) | (232,063) | (149,057) | (111,175) |
| Loss per share* | (0.01) | (0.01) | (0.01) | (0.00) |

* Income (loss) per share is calculated based on the weighted-average number of shares outstanding.

An analysis of the quarterly results over the last eight quarters shows a large variation in results between the third and fourth quarters of 2005 and 2004 due to the write down of the Mistassini Project in the third quarter of 2005 and the recovery of future income tax in the fourth quarter of the same year. The variation between results in the first quarters of 2006 and 2005 was mainly due to the write off of the AEM Winisk Project in 2005.

### Financial Condition, Liquidity and Capital Resources

The Company is not in commercial production on any of its mineral properties and, accordingly, it does not generate cash from operations. The Company finances its activities by raising capital through the equity markets.

As at March 31, 2006, the Company's working capital position was $1,564,695 compared with $1,709,109 as at December 31, 2005. The decrease of approximately $144,000 in working capital resulted from resource property expenditures of $542,000 and $104,000 in operating expenditures that were partially offset by share issuances of $501,000.

In January 2006, the Company issued 365,000 flow through units for gross proceeds of $164,250. These units were a part of the private placement that closed on December 31, 2005 but due to an unforeseen delay in receiving the proceeds the units were not issued until early 2006.

On March 31, 2006, the Company raised gross proceeds of $350,000 through the sale of 777,777 units at $0.45 per unit. Each unit consisted of one common share and one-half of one share purchase warrant. One whole share purchase warrant entitles the holder to buy one common share for $0.60 within two years after closing.

In accordance with EIC 146, in March 2006 the Company renounced $2,094,530 in flow through expenditures relating to shares issued during 2005. As a result, the Company reduced its future income tax asset by $750,520 with the corresponding charge applied directly to deficit.

During the three month period ended March 31, 2006, the Company spent the remaining proceeds from flow through shares issued in 2005 on eligible Canadian Exploration Expenditures.

In December 2005, the Company and its joint venture partner sold their rights to the Severn Project (Kat claims) to De Beers Canada Inc. Superior's share of the proceeds was $200,000, which was received in January 2006.

The exploration advances and receivable balance at March 31, 2006 includes $434,838 in refundable tax credits from Québec.

Resource property expenditures of $542,120 ($391,046 on a cash basis) during the three months ended March 31, 2006 were incurred mainly on the Lesperance ($397,397) and Ville Marie ($123,287) projects. The majority of these expenditures related to drilling.

As at March 31, 2006, the Company's only commitment is the property option on the Lesperance Project. The Company has met its $200,000 expenditure commitment for 2006, has an option to spend an additional $300,000 by 2008, and an option to spend the final $1.0 million by 2010, for a total of $1.5 million.

The Company is dependent on equity capital to fund exploration and development of its mineral properties. In management's view, the Company has sufficient working capital in the near term to fund planned exploration work and ongoing operating expenditures. Actual funding requirements may vary from those planned due to a number of factors, including the timing and progress of exploration activities. Management will seek joint venture partners, where appropriate, in order to minimize the dependence on equity capital.

### Outstanding Share Capital

As at April 30, 2006, there were 35,609,896 common shares issued and outstanding and the following options and warrants:

*Options*

| Number of options | Exercise price |
|---:|---:|
| 1,420,000 | $0.50 |
| 645,000 | $0.40-$0.57 |
| 2,630,000 | $0.72 |
| 4,695,000 | |

*Warrants*

| Date issued | Number of warrants | Exercise price | Expiry date |
|---|---|---|---|
| August 29, 2002 | 1,000,000 | $0.60 | August 29, 2006 |
| August 29, 2002 | 197,500 | $0.60 | August 29, 2006 |
| April 28, 2005 | 952,778 | $0.60 | April 28, 2007 |
| April 28, 2005 | 354,562 | $0.45 | April 28, 2007 |
| October 4, 2005 | 166,667 | $0.60 | October 1, 2007 |
| December 30, 2005 | 325,000 | $0.60 | December 30, 2007 |
| March 31, 2006 | 388,889 | $0.60 | March 31, 2008 |
| | 3,385,396 | | |

## Critical Accounting Policies and Estimates

Acquisition costs of resource properties together with direct exploration and development expenditures are capitalized. When production is attained, these costs will be amortized. When capitalized expenditures on individual producing properties exceed the estimated net realizable value, the properties are written down to the estimated value. Costs relating to properties abandoned are written off when the decision to abandon is made.

The Company accounts for income taxes using the asset and liability method. Under this method, future income taxes are recorded for the temporary differences between the financial reporting basis and tax basis of the Company's assets and liabilities. These future taxes are measured by the provisions of currently substantively enacted tax laws.

CICA Handbook section 3870, "Stock-Based Compensation and Other Stock-Based Payments" establishes standards for the recognition, measurement and disclosure of stock-based compensation and other stock-based payments made in exchange for goods and services. Compensation expense is determined using the Black-Scholes option pricing model based on estimated fair values of all stock-based awards at the date of grant and is expensed to operations over each award's vesting period.

The Black-Scholes option pricing model utilizes subjective assumptions such as expected price volatility and expected life of the option. Changes in these input assumptions can significantly affect the fair value estimate.

## Related Party Transactions

During the three month period ended March 31, 2006, the Company paid remuneration of $12,125 (March 31, 2005 – nil) to companies controlled by officers who are also directors. The basis for the fees is a per diem rate. Amounts paid to Southwestern (a company related by way of directors in common) under the terms of an administrative services agreement totalled $9,000 (March 31, 2005 – $9,000). As at March 31, 2006, there was $1,091 (December 31, 2005 – $3,359) due to Southwestern.

## Integrity of Disclosure

The Audit Committee fulfills its role of ensuring the integrity of the reported information through its review of the interim and audited annual financial statements prior to their submission to the Board of Directors for approval. The Audit Committee, comprised of three independent directors, meets with management on a quarterly basis to review the financial statements including the MD&A, and to discuss other financial, operating and internal control matters. The Company also has the practice of engaging its external auditors to perform quarterly reviews of its interim financial statements.

Management is responsible for the preparation and integrity of the financial statements and maintains appropriate information systems, procedures and controls to ensure that information used internally and disclosed externally is complete and reliable.

## Forward-Looking Statements

Some of the statements in this document constitute "forward-looking statements." Where Superior expresses an expectation or belief as to future events or results, including management plans and objectives, and projections of exploration results, such expectation or belief is expressed in good faith and is believed to have a reasonable basis. While these statements represent our best current judgment, they are subject to risks and uncertainties that could cause actual results to vary, the specifics of which are detailed in disclosures with the heading "Risk Factors" in the Company's periodic filings with securities regulators. Superior does not assume the obligation to update any forward-looking statement.

## Additional Information

Additional information is provided in the Company's audited financial statements for the years ended December 31, 2005 and 2004 and the Company's Information Circular. These documents are available on SEDAR at www.sedar.com.

## Directors and Officers

Alan C Moon – *Chair and Director*
John G Paterson – *President, CEO and Director*
Thomas W Beattie – *Director*
Murray A Gordon – *Director*
K Wayne Livingstone – *Director*
Parkash K Athwal – *CFO*
Susy H Horna – *Secretary*
Thomas F Morris – *Vice President, Exploration*

superior diamonds inc.

# Balance Sheets

| *Unaudited* | **March 31 2006** | December 31 2005 |
|---|---|---|
| **ASSETS** | | |
| Current | | |
| Cash and cash equivalents | **$ 1,197,382** | $ 1,210,814 |
| Exploration advances and other receivables | **505,982** | 650,974 |
| | **1,703,364** | 1,861,788 |
| Resource properties *Note 2* | **6,034,223** | 5,492,103 |
| Future income tax *Note 3* | **–** | 750,520 |
| | **$ 7,737,587** | $ 8,104,411 |
| **LIABILITIES** | | |
| Current | | |
| Accounts payable and accrued charges | **$ 137,578** | $ 149,320 |
| Due to affiliated companies *Note 5* | **1,091** | 3,359 |
| | **138,669** | 152,679 |
| Long term | | |
| Note payable *Note 4* | **–** | 200,000 |
| | **138,669** | 352,679 |
| **SHAREHOLDERS' EQUITY** | | |
| Share capital *Note 4* | **17,324,710** | 16,596,544 |
| Contributed surplus | **1,392,438** | 1,345,550 |
| Deficit | **(11,118,230)** | (10,190,362) |
| | **7,598,918** | 7,751,732 |
| | **$ 7,737,587** | $ 8,104,411 |

*See accompanying notes to financial statements*

Approved by the Board

John G Paterson

Murray A Gordon

superior diamonds inc.

# Statements of Loss and Deficit

| *Unaudited* | **Three months ended March 31 2006** | Three months ended March 31 2005 |
|---|---|---|
| **EXPENSES** | | |
| Consulting and management fees | **$ 27,065** | $ 26,001 |
| General exploration | **15,530** | 12,566 |
| Shareholder information | **33,442** | 14,842 |
| Legal and accounting | **16,525** | 9,908 |
| Resource property costs written off *Note 2* | **-** | 208,443 |
| Office expense | **16,708** | 9,063 |
| Travel | **3,247** | 4,509 |
| Loss before undernoted items | **(112,517)** | (285,332) |
| Interest | **8,723** | 1,959 |
| Stock-based compensation *Note 4d* | **(46,888)** | (4,500) |
| Loss on conversion of debt to equity *Note 4* | **(26,666)** | – |
| Net loss for the period | **(177,348)** | (287,873) |
| Deficit at beginning of period | **(10,190,362)** | (9,225,681) |
| Renunciation of income tax benefits *Note 3* | **(750,520)** | – |
| Deficit at end of period | **$ (11,118,230)** | $ (9,513,554) |
| Loss per share – basic and diluted | **$ (0.01)** | $ (0.01) |
| Weighted-average number of shares outstanding | **34,275,533** | 27,864,727 |

*See accompanying notes to financial statements*

# superior diamonds inc.

## Statements of Cash Flows

| *Unaudited* | **Three months ended March 31 2006** | Three months ended March 31 2005 |
|---|---|---|
| **OPERATING ACTIVITIES** | | |
| Net loss for the period | **$ (177,348)** | $ (287,873) |
| Items not involving cash: | | |
| Loss on conversion of debt to equity | **26,666** | – |
| Resource property costs written off | **–** | 208,443 |
| Stock-based compensation | **46,888** | 4,500 |
| | **(103,794)** | (74,930) |
| Change in non-cash operating working capital items: | | |
| Increase in exploration advances and other receivables | **(46,637)** | (24,865) |
| Increase (decrease) in accounts payable and accrued charges | **26,545** | (2,678) |
| Cash used in operating activities | **(123,886)** | (102,473) |
| **INVESTING ACTIVITY** | | |
| Resource property expenditures | **(391,046)** | (226,838) |
| Cash used in investing activity | **(391,046)** | (226,838) |
| **FINANCING ACTIVITY** | | |
| Shares issued | **501,500** | – |
| Cash provided by financing activity | **501,500** | – |
| Decrease in cash and cash equivalents during the period | **(13,432)** | (329,311) |
| Cash and cash equivalents at beginning of period | **1,210,814** | 606,552 |
| Cash and cash equivalents at end of period | **$ 1,197,382** | $ 277,241 |
| Cash and cash equivalents consist of: | | |
| Cash | **$ 698,196** | $ (22,138) |
| Short-term investments | **499,186** | 299,379 |
| Cash and cash equivalents at end of period | **$ 1,197,382** | $ 277,241 |

Supplemental Cash Flow Information *Note 6*

*See accompanying notes to financial statements*

# Notes to Financial Statements

*Three months ended March 31, 2006 and 2005*
*Unaudited*

## 1. Significant Accounting Policies

These interim financial statements have been prepared in accordance with Canadian generally accepted accounting principles for interim financial statements and follow the same accounting policies and methods of application as the most recent annual financial statements dated December 31, 2005, and should be read in conjunction with those audited annual financial statements and notes thereto. In the opinion of management, all adjustments (consisting primarily of normal recurring adjustments) considered necessary for fair presentation have been included.

## 2. Resource Properties

For the three months ended March 31, 2006:

| | AEM Diamond[1] | Mistassini | Ville Marie | Lesperance | Other[2] | Total |
|---|---|---|---|---|---|---|
| Balance, beginning of period | $ 2,990,581 | $ 1,355,053 | $ 782,624 | $ 157,348 | $ 206,497 | $ 5,492,103 |
| Property acquisition, assessment and maintenance | 83 | 1,013 | 2,356 | 25,181 | 2,277 | 30,910 |
| Analytical | 6,575 | – | 18,713 | – | 8,001 | 33,289 |
| Geophysics | – | – | – | 2,239 | – | 2,239 |
| Geology | 2,000 | – | 29,040 | 165,403 | 1,386 | 197,829 |
| Drilling | – | – | 71,728 | 192,662 | – | 264,390 |
| Project administration | – | 101 | 1,450 | 11,912 | – | 13,463 |
| Balance, end of period | $ 2,999,239 | $ 1,356,167 | $ 905,911 | $ 554,745 | $ 218,161 | $ 6,034,223 |

[1] In 2006, AEM Diamond includes expenditures incurred on Ellard Lake.
[2] Includes Abitibi Chapais ($161,934); Other ($56,227).

For the year ended December 31, 2005:

| | AEM Diamond | Mistassini | Ville Marie | Ellard Lake | Other[1] | Total |
|---|---|---|---|---|---|---|
| Balance, beginning of year | $ 1,469,772 | $ 2,407,880 | $ 1,028,366 | $ – | $ 618,773 | $ 5,524,791 |
| Property acquisition, assessment and maintenance | 7,070 | 1,637 | 13,303 | 67,548 | 49,021 | 138,579 |
| Analytical | 90,964 | 3,058 | 132,213 | 521 | 45,965 | 272,721 |
| Geophysics | (1,859) | – | 5,035 | 179,000 | 136,018 | 318,194 |
| Geology | 554,100 | 5,855 | 182,952 | 383,967 | 59,985 | 1,186,859 |
| Drilling | 180,493 | – | 60,060 | 48,996 | – | 289,549 |
| Project administration | 10,009 | 1,222 | 7,002 | – | 107 | 18,340 |
| Resource property costs written off | – | (1,000,000) | – | – | (259,899) | (1,259,899) |
| Sale of resource property claim | – | – | – | – | (200,000) | (200,000) |
| Québec refundable tax credits | – | (64,599) | (646,307) | – | (86,125) | (797,031) |
| Balance, end of year | $ 2,310,549 | $ 1,355,053 | $ 782,624 | $ 680,032 | $ 363,845 | $ 5,492,103 |

[1] Includes Abitibi Chapais ($161,094); Lesperance ($157,348); Other ($45,403).

There were costs totalling $208,443 written off during the three month period ended March 31, 2005 relating to the AEM Winisk Project.

### 3. Income Taxes

In accordance with EIC 146, in March 2006 the Company renounced $2,094,530 in flow through expenditures relating to shares issued during 2005. As a result, the Company reduced its future income tax asset by $750,520 with the corresponding charge applied directly to deficit.

### 4. Share Capital

a) Authorized unlimited common shares without par value.

b) Issued Capital

During the three months ended March 31, 2006 and the year ended December 31, 2005, changes in issued share capital were as follows:

| | **Three month period ended March 31, 2006** | | Year ended December 31, 2005 | |
|---|---|---|---|---|
| | **Shares** | **Amount** | Shares | Amount |
| Issued at beginning of period | **34,022,675** | **$27,864,727** | 27,864,727 | $ 13,834,942 |
| Completion of previous year private placement | **365,000** | **164,250** | – | – |
| Private placement – net of share issue costs of $12,750 (2004 – $108,140) | **777,777** | **337,250** | 6,127,948 | 2,749,302 |
| Conversion of debt to equity | **444,444** | **226,666** | 30,000 | 12,300 |
| Issued at end of period | **35,609,896** | **$17,324,710** | 34,022,675 | $ 16,596,544 |

In January 2006, the Company issued 365,000 flow through units for gross proceeds of $164,250. These units were a part of the private placement that closed on December 31, 2005 but due to an unforeseen delay in receiving the proceeds the units were not issued until early 2006.

On March 31, 2006, the Company raised gross proceeds of $350,000 through the sale of 777,777 units at $0.45 per unit. Each unit consisted of one common share and one-half of one share purchase warrant. One whole share purchase warrant entitles the holder to buy one common share for $0.60 within two years after closing.

Also on March 31, 2006, the Company reached an agreement with Southwestern Resources Corp. ("Southwestern") to settle a $200,000 long-term debt by issuing 444,444 common shares of the Company to Southwestern at a price of $0.45 per share. As a result of this transaction, the Company recorded a loss on conversion totalling $26,666.

c) Stock Options

At March 31, 2006, there were 4,670,000 stock options outstanding, of which 4,542,500 are exercisable under the Company's stock option plan.

| | **Three month period ended March 31, 2006** | | Year ended December 31, 2005 | |
|---|---|---|---|---|
| | **Number of options** | **Weighted-average exercise price** | Number of options | Weighted-average exercise price |
| Outstanding at beginning of period | **4,415,000** | **$0.63** | 4,265,000 | $0.64 |
| Issued | **255,000** | **$0.53** | 205,000 | $0.45 |
| Exercised or cancelled | **-** | **-** | (55,000) | $0.69 |
| Outstanding at end of period | **4,670,000** | **$0.63** | 4,415,000 | $0.63 |
| Exercisable at end of period | **4,542,500** | **$0.62** | 4,415,000 | $0.63 |

d) Stock-Based Compensation

As a result of stock options vesting and the amortization of previous grants during the three month period ended March 31, 2006, the Company recognized $46,888 (March 31, 2005 – $4,500) as stock-based compensation expense and included this amount in contributed surplus. This value was determined using the Black-Scholes option pricing model. A grant-date fair value of $0.30 (March 31, 2005 – $0.30) for each option grant was estimated using the following assumptions: no dividends are to be paid; volatility of 63% (March 31, 2005 – 77%); risk free interest rate of 4.0% (March 31, 2005 – 3.5%); and expected life of five years (March 31, 2005 – five years).

The fair value computed using the Black-Scholes model is only an estimate of the potential value of the individual options and the Company is not required to make payments for such transactions.

e) Warrants

As at March 31, 2006, there were 3,385,396 warrants issued and outstanding.

| Date issued | Number of warrants | Exercise price | Expiry date |
|---|---|---|---|
| August 29, 2002 | 1,000,000 | $0.60 | August 29, 2006 |
| August 29, 2002 | 197,500 | $0.60 | August 29, 2006 |
| April 28, 2005 | 952,778 | $0.60 | April 28, 2007 |
| April 28, 2005 | 354,562 | $0.45 | April 28, 2007 |
| October 4, 2005 | 166,667 | $0.60 | October 1, 2007 |
| December 30, 2005 | 325,000 | $0.60 | December 30, 2007 |
| March 31, 2006 | 388,889 | $0.60 | March 31, 2008 |

No carrying values have been assigned to the warrants.

### 5. Related Party Transactions

During the three month period ended March 31, 2006, fees totalling $12,125 (March 31, 2005 – nil) were paid on account of consulting and management services provided by an officer, who is also a director, and a director. Fees totalling $9,000 (March 31, 2005 – $9,000) were paid to Southwestern, a company related by way of directors in common, under the terms of an administrative services agreement. There was an amount owing to Southwestern of $1,091 (December 31, 2005 – $3,359) as at March 31, 2006.

### 6. Supplemental Cash Flow Information

Debt owing to Southwestern was settled for 444,444 common shares valued at $226,666.

**SUPERIOR DIAMONDS INC.**

**SUP – TSX.V**


ite 1650
West Georgia Street
Box 10102
ncouver, British Columbia
nada V7Y 1C6

306 0667
688 5175

ww.superiordiamonds.ca
superiordiamonds.ca